UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 9, 2011

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited	FAX To SE

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Summary of Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and year ended 31 December 2010, prepared as per US GAAP

USD in lakhs except share data

	Quarter ended 31 December		Year ended December 31
	2010 (Unaudited)	2009 (Unaudited)	2010 (Unaudited)	2009 (Audited)

Net Revenues	1,830	1,702	7,017	6,559
Cost of revenues	1,224	1,057	4,559	4,213
Gross profit	606	645	2,458	2,346
Selling, general and administrative expenses	356	344	1,348	1,243
Foreign exchange (gain)/loss, net	(81)	(32)	(220)	97
Operating income	331	333	1,330	1,006
Interest and dividend income	22	31	134	112
Interest expense	8	(6)	(11)	(15)
Interest expense reversed	—	15	11	28
Gain on sale of investments, net	24	1	56	95
Equity in losses of affiliate	—	—	(1)	—
Other (expense)/income, net	2	2	6	19
Income before income taxes	387	376	1,525	1,245
Income taxes	(7)	(29)	193	47
Net Income	394	405	1,332	1,198
Earnings per share
- Basic	$0.30	$0.31	$1.02	$0.93
- Diluted	$0.29	$0.31	$0.99	$0.92
Weighted average number of common shares used in computing earnings per share
- Basic	131,142,633	128,640,543	130,101,442	128,254,916
- Diluted	134,506,173	132,730,301	133,848,374	130,241,085
Total assets	8,728	9,012	8,728	9,012
Cash and cash equivalents	787	635	787	635
Investments	2,836	3,842	2,836	3,842

Notes:

(1)

The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared in accordance with the accounting principles generally accepted in the United States of America (‘US GAAP’). All inter-company transactions have been eliminated on consolidation.

(2)

The Company’s share holders approved final dividend of ` 3/- per equity share of ` 2/- each in Annual General Meeting held on June 23, 2010. The Company’s Board of Directors approved special interim dividend of ` 63/- per equity share of ` 2/- each in their meeting held on August 13, 2010. The total amount paid was $ 2,164 (including dividend tax of $ 309) during fiscal year ended December 31, 2010.

(3)

The subsidiaries considered in the consolidated financial statements as at 31 December 2010 are wholly owned subsidiaries, namely Patni Americas, Inc., Patni Computer Systems (UK) Limited, Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc.(Merged with Patni Americas Inc effective 1 October 2010), Patni Computer Systems Brasil Ltda (till October 2010), Patni Computer Systems (Czech) s.r.o, PCS Computer Systems Mexico SA de CV, Patni (Singapore) Pte. Ltd., Patni Computer Systems Japan Inc. (with effect from 3 June 2010), CHCS Services Inc. (with effect from 9 June 2010), Patni Computer Systems (Suzhou) Co., Ltd (with effect from 18 August 2010) and Patni Computer Systems Software (Dalian) Limited (with effect from 9 November 2010).

(4)

The US Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2003 and 2004 of Patni USA and for the years ended March 31, 2003, 2004 and 2005 of the US branch of the Company in 2008, and completed its assessment of tax returns for the years ended 2005 and 2006 of Patni USA in 2009. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for the latter years based on the experience gained from the tax examination. Accordingly, the following amounts have been included in the income statement for the fiscal year ended December 31, 2009 as a change in estimate:

	Year ended 31 December 2010	Year ended 31 December 2009
Reduction of accrual for payroll taxes (1)	—	—
Reduction in interest expense (2)	—	(16)
Reduction in other expense (3)	—	(2)
Reduction in income taxes - current	—	(94)
Increase in income taxes - deferred	—	11
Total	—	(101)

(1) Included under cost of revenues

(2) Included under Interest expense reversed

(3) Included under Other income, net

(5)

The statute of limitation period applicable to tax return of the US Branch of the Company, for the year ended March 2006, expired on 15 December 2009 i.e. on expiry of 3 years from the date of filing, which was 15 December 2006. The company has, therefore, reversed the tax exposure reserves for taxes and interest pertaining to the US branch of the Company for the year ended March 2006. Accordingly, the following amounts have been included in the income statement for the year ended 31 December 2009:

	Year ended 31 December 2010	Year ended 31 December 2009
Reversal of interest expense (i)	—	(12)
Decrease in income taxes -current	—	(74)
Increase in income taxes -deferred	—	2
Total	—	(84)

(i) Included in ‘Interest expense reversed’

(6)

In December 2008, the Company received a demand of approximately ` 4,590 for the Assessment Year 2003-04 including an interest demand of ` 2,590 ($ 103 including an interest demand of approximately $ 58) and another demand in January 2009 of approximately ` 11,330 for the Assessment Year 2005-06 including an interest demand of approximately ` 4,230 ($ 253 including an interest demand of approximately $ 95). These demands concern the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961(‘ACT’) as per earlier assessments. Subsequently, in June 2010, the Company has filed an further extension for stay of demand.

As per stay of demand order, till December 2010, the Company has paid sum of ` 660 ($ 15) for the Assessment Year 2003-04 and ` 2,390 ($ 53) for the Assessment Year 2005-06 in respect of the matters under appeal. Management considers these demands as not tenable against the Company, and therefore no provision for this tax contingency has been established.

The tax department had earlier rejected the Company’s claim under section 10A of the Act and raised a demand of approximately ` 6,300 ($ 141 including an interest demand of approximately $ 42) for Assessment Year 2004-05 and ` 2,620 ($ 59 including an interest demand of approximately $ 31) for Assessment Year 2002-03 in December 2006 and December 2007, respectively. However on appeal, in 2008 the CIT (Appeals) had allowed the claim in favour of the Company under section 10A of the Act. The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of Assessment Year 2002-03 and 2004-05 in the Indian Income Tax Appellate Tribunal. Management considers these demands as not tenable against the Company, and therefore no provision for this tax contingency has been established.

In November 2010, the Company has received demand order for Assessment Year 2006-07 for a sum of ` 12,620 including an interest demand of ` 4,420 ($ 282 including an interest demand approximately $ 99) disallowing tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a Transfer Pricing Adjustment for the Company’s BPO operations. The Company has filed the appeal before the Indian Income Tax Appellate Tribunal and also filed an appeal for the stay of demand with the tax department. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

In December 2010, the Income tax department has issued draft assessment order for Assessment Year 2007-08 disallowing tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a Transfer Pricing Adjustment for delayed recoveries from Associate’s Enterprises. The Company has filed the objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the Income Tax Act, 1961. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

(7)

Pan-Asia iGATE Solutions and iGATE Global Solutions Limited entered into share and securities purchase agreement, on 10 January 2011, with the promoter group of Patni and General Atlantic Mauritius Limited to acquire 63% equity interest of the Company at a price of ` 503.5 per share, subject to fulfillment of certain condition.

(8)	Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

(9)	The above statement of financial results was reviewed by the Audit Committee and approved by the Board of Directors at its adjourned meeting held on 9 February 2011.

Patni Computer Systems Limited	FAX To SE

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office  : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Summary of financial statements prepared as per US GAAP - Convenience translation

` in lakhs except share data

	Quarter ended 31 December		Year ended 31 December
	2010 (Unaudited)	2009 (Unaudited)	2010 (Unaudited)	2009 (Audited)
Exchange Rate (Rs.)	44.80	46.40	44.80	46.40
Net Revenues	82,003	78,961	314,361	304,346
Cost of revenues	54,842	49,010	204,264	195,487
Gross profit	27,161	29,951	110,097	108,859
Selling, general and administrative expenses	15,967	15,979	60,357	57,665
Foreign exchange (gain)/loss, net	(3,638)	(1,485)	(9,860)	4,497
Operating income	14,832	15,457	59,600	46,697
Interest and dividend income	990	1,434	6,000	5,208
Interest expense	373	(298)	(472)	(693)
Interest expense reversed	—	716	477	1,303
Gain on sale of investments, net	1,075	25	2,510	4,393
Equity in losses of affiliate	2	—	(49)	—
Other (expense)/income, net	78	96	261	879
Income before income taxes	17,350	17,430	68,327	57,787
Income taxes	(297)	(1,355)	8,663	2,208
Net Income	17,647	18,785	59,664	55,579
Earnings per share
- Basic	13.46	14.60	45.86	43.33
- Diluted	13.12	14.15	44.58	42.67
Total assets	391,007	418,148	391,007	418,148
Cash and cash equivalents	35,273	29,445	35,273	29,445
Investments	127,069	178,268	127,069	178,268

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all. Investors are cautioned not to rely on such translated amounts.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Jeya Kumar
9 February 2011	Chief Executive Officer

Patni Computer Systems Limited	FAX To SE

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office  : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Audited consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the year ended 31 December 2010, as per Indian GAAP.

` in lakhs except share data

	Year ended 31 December		Year ended 31 December
	2010 (Audited)		2009 (Audited)

Income
Sales and service income		318,808		314,615
Other operating income		14,056		(2,720)
		332,864		311,895

Expenditure
Personnel costs		188,981		183,573
Selling, general and administration costs		68,758		64,550
Depreciation (net of transfer from revaluation reserves)		11,846		14,208
		269,585		262,331

Profit from Operations before Other Income and Interest		63,279		49,564
Other income		7,887		11,081
Profit Before Interest		71,166		60,645

Interest costs		478		772
Profit from Ordinary Activities before tax		70,688		59,873

Provision for taxation	15,464		5,445
MAT credit entitlement	(7,093)		(4,391)
Provision for taxation-Fringe benefits	—	8,371	158	1,212
Net profit for the year		62,317		58,661

Paid up equity share capital (Face value per equity share of `2 each)		2,628		2,583

Reserves excluding revaluation reserves		320,018		350,590
Earnings per equity share of ` 2 each
- Basic		47.90		45.74
- Diluted		46.44		44.93
Dividend per share (Face value per equity share of ` 2 each)		63.00		3.00

Notes:

(1)

The consolidated financial statements of Patni Computer Systems Limited, its subsidiaries and Joint Venture have been prepared in accordance with the principles and procedures as prescribed by the Accounting Standards on Consolidated Financial Statements and Financial Reporting of Interests in Joint Ventures, mandated by Rule 3 of the Companies (Accounting Standards) Rules, 2006 issued by the Central Government, in consultation with National Advisory Committee on Accounting Standards (‘NACAS’), the provisions of the Companies Act, 1956, and guidelines issued by the Securities and Exchange Board of India (‘SEBI’).

The financial statements of Patni Computer Systems Limited and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered. The amounts shown in respect of accumulated reserves comprise of the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries. The interest in Joint Venture is reported using proportionate consolidation method. Consolidated financial statements are prepared using uniform accounting policies across the Group.

(2)

The subsidiaries considered in the consolidated financial statements as at 31 December 2010 are wholly owned subsidiaries, namely Patni Americas, Inc., Patni Computer Systems (UK) Limited, Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc.(Merged with Patni Americas Inc effective 1 October 2010), Patni Computer Systems Brasil Ltda (till October 2010), Patni Computer Systems (Czech) s.r.o, PCS Computer Systems Mexico SA de CV, Patni (Singapore) Pte. Ltd., Patni Computer Systems Japan Inc. (with effect from 3 June 2010), CHCS Services Inc. (with effect from 9 June 2010), Patni Computer Systems (Suzhou) Co., Ltd (with effect from 18 August 2010) and Patni Computer Systems Software (Dalian) Limited (with effect from 9 November 2010).

(3)	Statement of Assets and Liabilities as of 31 December 2010

	As of 31 December
Particulars	2010	2009
Shareholders’ funds
a) Capital	6,195	4,492
b) Reserves and surplus	320,029	350,602
Loan funds
Secured loans	107	94
Deferred tax liability, net	312	666
TOTAL	326,643	355,854

Goodwill	48,381	47,653
Fixed assets, net	82,174	82,691
Investments	126,149	177,520
Deferred tax asset, net	6,951	8,933
Current assets, loans and advances
a) Sundry debtors	54,385	50,897
b) Cash and bank balances	35,337	29,526
c) Unbilled revenue	13,889	9,182
d) Loans and advances	37,246	25,614
Less: Current liabilities and provisions
a) Liabilities	52,299	46,504
b) Provisions	25,570	29,658
TOTAL	326,643	355,854

* Share Capital includes Stock option outstanding ` 3,566 (2009: ` 1909)

(4)	Investor complaints for the quarter ended 31 December 2010:

Pending as on 1 October 2010	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	277	277	—

(5)	Statement of Utilisation of ADS Funds as of 31 December 2010

		No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)		12,312,500	466	57,393
Share issue expenses				3,694
Net proceeds				53,699

Deployment :
1	Held as short term investments			8,834
2	Utilised for Capital expenditure for office facilities			43,657
3	Exchange loss			1,208
Total				53,699

(6)	Total Public Shareholding*

	2010	2009
- Number of Shares	71,327,878	69,034,830
- Percentage of Shareholding	54.28%	53.46%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders).

	As of 31 December	As of 31 December
Promoters and Promoter group Shareholding	2010	2009
a) Pledge/Encumbered
- Number of shares	Nil	Nil
- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	Nil	Nil
- Percentage of shares (as a % of the total share capital of the Company)	Nil	Nil
B) Non-encumbered
- Number of shares	60,091,202	60,091,202
- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	100.00%	100.00%
- Percentage of shares (as a % of the total share capital of the Company)	45.72%	46.54%

(7)

The US Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2003 and 2004 of Patni Americas Inc. and for the years ended 31 March 2003, 2004 and 2005 of the US branch of the Company in 2008 and during the year ended 31 December 2009, completed its assessment of tax returns for the years ended 2005 and 2006 of Patni Americas Inc. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for the latter years based on the experience gained from the tax examination and accordingly, the following amounts have been included in the income statement for the fiscal year ended 31 December 2009 and 2010 as a change in estimate:

	Year ended 31 December 2010	Year ended 31 December 2009
Reduction of accrual for payroll taxes (1)	—	(565)
Reduction in interest expense (2)	—	(788)
Reduction in other expense (3)	—	(113)
Reduction in income taxes - current	—	(4,605)
Increase in income taxes - deferred	—	541
	—	(5,530)

(1) Included in Personnel costs

(2) Included in Other Income - Interest from Others

(3) Included in Selling, general and administration costs

(8)

The Statute of limitation period for the March 2007 and March 2006 tax return of the US Branch of the Company expired in December, 2010 and December 2009 respectively i.e. on expiry of 3 years from the date of filing which was 15 December 2007 and 15 December 2006. Hence the company has reversed the provision for that year on account of taxes & interest. Accordingly the following amounts have been included in the Income Statement for the year ended 31 December 2010 and 2009.

	Year ended 31 December 2010	Year ended 31 December 2009
Reversal of interest expense (1)	(476)	(558)
Decrease in income taxes -current	(3,010)	(3,450)
Increase in income taxes -deferred	191	89
Total	(3,295)	(3,919)

(1) Included in ‘Other Income’

(9)

The Company’s Board of Directors approved special interim dividend of ` 63 per equity share of ` 2/- each in their meeting held on 13 August 2010. The record date for the purpose of payment of special interim dividend was fixed as 31 August 2010. The total amount paid in September 2010 as dividend and dividend distibution tax was ` 82,444 and ` 13,693 respectively.

(10)

Pan-Asia iGATE Solutions and iGATE Global Solutions Limited entered into share and securities purchase agreement, on 10 January 2011, with the promoter group of Patni and General Atlantic Mauritius Limited to acquire 63% equity interest of the Company at a price of ` 503.5 per share, subject to fulfillment of certain conditions.

(11)

In December 2008, the Company received a demand of approximately ` 4,587 for the Assessment Year 2003-04 including an interest demand of ` 2,586 and another demand in January 2009 of approximately ` 11,330 for the Assessment Year 2005-06 including an interest demand of approximately ` 4,225. These new demands concerns the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961(‘ACT’) as per earlier assessments. Subsequently, in June 2010, the Company has filed an extension for stay of demand. As per stay of demand order, till December 2010, the Company has paid sum of ` 660 for the Assessment Year 2003-04 and ` 2,391 for the Assessment Year 2005-06 in respect of the matters under appeal. Management considers these demands as not tenable against the Company, and therefore no provision for this tax contingency has been established.

The Tax department had earlier rejected the Company’s claim under section 10A and raised a demand of ` 6,302 for Assessment Year 2004-05 and ` 2,617 for Assessment Year 2002-03 in December 2006 and December 2007 respectively. However on appeal in 2008, the CIT (Appeals) had allowed the claim in favour of the Company under section 10A of the Act. The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of Assessment Year 2002-03 and 2004-05 in the Indian Income Tax Appellate Tribunal. Management considers these demands as not tenable against the Company, and therefore no provision for this tax contingency has been established.

In November 2010, the Company has received demand order for Assessment Year 2006-07 for a sum of ` 12,618 including an interest demand of ` 4,417 disallowing tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a Transfer Pricing Adjustment for the Company’s BPO operations. The Company has filed the appeal before the Indian Income Tax Appellate Tribunal and also filed an appeal for the stay of demand with the tax department. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

In December 2010, the Income tax department has issued draft assessment order for Assessment Year 2007-08 disallowing tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a Transfer Pricing Adjustment for delayed recoveries from Associate’s Enterprises. The Company has filed the objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the Income Tax Act, 1961. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that Patni expects to be material in relation to its business.

(12)

The Finance Act,2009 has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending 31 March 2011 or 10 years after the commencement of a Company’s undertaking. The fringe benefit tax has also been abolished w.e.f. 1 April 2009.

(13)	Segment Information:

As at 31 December 2010 and for the year then ended

Particulars	Financial services	Insurance	Manufacturing, Retail & Distribution	Communications, Media & Utilities	Product Engineering	Total

Sales and service income	37,042	96,840	96,349	35,304	53,273	318,808
Sundry debtors	5,470	15,270	17,026	7,195	9,424	54,385
Unbilled revenue	1,292	2,559	4,474	2,596	2,968	13,889
Billings in excess of cost and estimated earnings	(318)	(419)	(1,259)	(436)	(5,587)	(8,019)
Advance from customers	(158)	(98)	(246)	(95)	(62)	(659)

As at 31 December 2009 and for the year then ended

Particulars	Financial services	Insurance	Manufacturing, Retail & Distribution	Communications, Media & Utilities	Product Engineering	Total

Sales and service income	40,437	94,138	90,707	42,175	47,158	314,615
Sundry debtors	6,269	11,734	18,475	7,924	6,495	50,897
Unbilled revenue	1,047	1,199	3,245	2,523	1,168	9,182
Billings in excess of cost and estimated earnings	(123)	(140)	(1,148)	(465)	(784)	(2,660)
Advance from customers	(152)	(26)	(216)	(115)	(37)	(546)

The Group’s operations relate to providing IT services and solutions, delivered to customers operating in various industry segments.  Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these consolidated financial statements.  Secondary segmental reporting is performed on the basis of the geographical location of the customers.  The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information.

Industry segments of the Company comprise financial services, insurance services, manufacturing, retail and distribution companies, communications, media and utilities, and technology services (comprising independent software vendors and product engineering). The Company evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segment as the underlying resources and services are used interchangeably. Property, plant and equipment used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the property, plant and equipment and services are used interchangeably between segments.

(14)	Previous period’s figures have been appropriately reclassified/regrouped to conform to the current period’s presentation.

(15)	The above statement of financial results was reviewed by the Audit Committee and approved by the Board of Directors at its adjourned meeting held on 9 February 2011.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Jeya Kumar
9 February 2011	Chief Executive Officer

Patni Computer Systems Limited	FAX To SE
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Reconciliation of significant differences between Consolidated Net Income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and Consolidated Net Income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’) (Unaudited)

` in lakhs

	Quarter Ended 31 December		Year ended 31 December
	2010	2009	2010	2009

Consolidated net income as per Indian GAAP	17,494	20,555	62,317	58,661
Income taxes	548	(1,095)	(422)	(318)
Foreign currency differences	(44)	(160)	(291)	509
Employee retirement benefits	(183)	116	574	(419)
ESOP related Compensation Cost	1	(77)	(480)	(471)
Impairment of Intangibles	—	—	—	1,396
Business acquisition	(345)	(253)	(1,191)	(903)
Others	100	(13)	72	(4)
Total	77	(1,482)	(1,738)	(210)
Consolidated net income as per US GAAP	17,571	19,073	60,579	58,451

Note:

The consolidated net income as per USGAAP shown in the table above differs from the consolidated net income shown under “Summary of financial statements prepared as per USGAAP - Convenience Translation” for reasons explained below the same table.

Patni Computer Systems Limited	FAX To SE
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Financial results of Patni Computer Systems Limited for the quarter and year ended 31 December 2010, as per Indian GAAP (Standalone)

` in Lakhs except share data

	Quarter ended 31 December				Year ended 31 December
		2010		2009		2010		2009
		(Unaudited)		(Unaudited)		(Audited)		(Audited)
Income
Sales and service income		49,477		46,293		189,127		173,486
Other operating income		4,794		1,901		13,934		(3,161)
		54,271		48,194		203,061		170,325
Expenditure
Personnel costs		26,878		20,946		94,622		81,247
Selling, general and administration costs		8,518		8,410		34,878		31,114
Depreciation (net of transfer from revaluation reserves)		2,183		2,206		9,190		9,198
		37,579		31,562		138,690		121,559

Profit from operations before Other Income and Interest		16,692		16,632		64,371		48,766
Other income		1,826		1,854		7,616		10,087
Profit before interest		18,518		18,486		71,987		58,853
Interest costs		66		120		434		674
Profit from Ordinary Activities before tax		18,452		18,366		71,553		58,179

Provision for taxation	939		(972)		13,596		8,108
MAT credit entitlement	(2,033)		(1,393)		(7,548)		(4,342)
Net provision for taxation		(1,094)		(2,365)		6,048		3,766
Provision for taxation - Fringe benefits		—		11		—		140

Profit after taxation		19,546		20,720		65,505		54,273

Paid up equity share capital (Face value per equity share of ` 2 each)		2,628		2,583		2,628		2,583
Reserves excluding revaluation reserves		291,668		316,592		291,668		316,592

Earnings per equity share of ` 2 each
- Basic		14.93		16.11		50.35		42.32
- Diluted		14.51		15.57		48.77		41.47
Dividend per share (Face value per equity share of ` 2 each)		—		—		63.00		3.00

Notes :

	As of 31 December
	2010	2009
Particulars	(Audited)	(Audited)
Shareholders’ funds
a) Share Capital	5,052	3,771
b) Reserves and Surplus	291,679	316,604
Loan funds	98	94
Deferred tax liability	618	514
Total	297,447	320,983
Fixed assets (Net)	68,721	74,085
Investments	183,503	226,740
Deferred tax asset, net	—	1,184
Current assets, loans and advances
a) Sundry Debtors	37,278	33,958
b) Cash and Bank balances	16,698	10,404
c) Unbilled revenue	7,244	3,545
d) Loans and Advances	31,363	19,176
Less: Current liabilities and provisions
a) Liabilities	31,029	27,631
b) Provisions	16,331	20,478
Total	297,447	320,983

* Share Capital includes Stock option outstanding ` 2,423 (December 2009 : ` 1,188)

1          Investor complaints for the quarter ended 31 December 2010:

Pending as on 1 October 2010	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	277	277	—

2          Statement of Utilisation of ADS Funds as of 31 December 2010

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	57,393
Share issue expenses			3,694
Net proceeds			53,699
Deployment :
1 Held as short term investments			8,834
2 Utilised for Capital expenditure for office facilities			43,657
3 Exchange loss			1,208
Total			53,699

Financial results of Patni Computer Systems Limited for the quarter and year ended 31 December 2010, as per Indian GAAP (Standalone) (Contd.)

3          Total Public Shareholding *

	Year ended 31 December
	2010	2009
- Number of Shares	71,327,878	69,034,830
- Percentage of Shareholding	54.28%	53.46%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement ( excludes shares held by founders).

4            Promoters and Promoter group Shareholding

	As of 31 December	As of 31 December
	2010	2009
a) Pledge/Encumbered
- Number of shares	Nil	Nil
- Percentage of shares (as a % of the total shareholding of promoter group)	Nil	Nil
- Percentage of shares (as a % of the total share capital of the Company)	Nil	Nil
B) Non-encumbered
- Number of shares	60,091,202	60,091,202
- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	100%	100%
- Percentage of shares (as a % of the total share capital of the Company)	45.72%	46.54%

5            In December 2008, the Company received a demand of approximately ` 4,587 for the Assessment Year 2003-04 including an interest demand of ` 2,586 and another demand in January 2009 of approximately ` 11,330 for the Assessment Year 2005-06 including an interest demand of approximately ` 4,225. These new demands concerns the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961(‘ACT’) as per earlier assessments. Subsequently, in June 2010, the Company has filed an extension for stay of demand. As per stay of demand order, till December 2010, the Company has paid sum of ` 660 for the Assessment Year 2003-04 and ` 2,391 for the Assessment Year 2005-06 as regards the matter under appeal. Management considers these demands as not tenable against the Company, and therefore no provision for this tax contingency has been established.

The Tax department had earlier rejected the Company’s claim under section 10A and raised a demand of ` 6,302 for Assessment Year 2004-05 and ` 2,617 for Assessment Year 2002-03 in December 2006 and December 2007 respectively. However, on appeal in 2008, the CIT (Appeals) had allowed the claim under section 10A of the Income Tax Act, 1961. The Indian Income tax department has appealed against the CIT (Appeals) orders in respect of Assessment Year 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and therefore, no provision for this tax contingency has been established.

In November 2010, the Company has received demand order for Assessment Year 2006-07 for a sum of ` 12,618 including an interest demand of ` 4,417 disallowing tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a Transfer Pricing Adjustment for the Company’s BPO operations. The Company has filed the appeal before the Indian Income Tax Appellate Tribunal and also filed an appeal for the stay of demand with the tax department. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

In December 2010, the Income tax department has issued draft assessment order for Assessment Year 2007-08 disallowing tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a Transfer Pricing Adjustment for delayed recoveries from Associate’s Enterprises. The Company has filed the objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the Income Tax Act, 1961. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

6            The Company’s Board of Directors approved special interim dividend of ` 63 per equity share of ` 2  each in their meeting held on 13 August 2010. The record date for the purpose of payment of special interim dividend was fixed as 31 August 2010. The total amount paid in September 2010 as dividend and dividend tax was ` 82,444 and ` 13,693 respectively.

	Year ended 31 December
	2010	2009
Dividend per share (Par value of ` 2 each)	63	3
Percentage	3150%	150%

7            The Finance Act, 2009 has extended the availability of the 10 year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending 31 March 2011 or 10 years after the commencement of a Company’s undertaking. The fringe benefit tax has also been abolished w.e.f. 1 April 2009.

8            Pan-Asia iGATE Solutions and iGATE Global Solutions Limited entered into share and securities purchase agreement, on 10 January 2011, with the promoter group of Patni and General Atlantic Mauritius Limited to acquire 63% equity interest of the Company at a price of ` 503.5 per share, subject to fulfillment of certain conditions.

9            Previous period figures have been appropriately reclassified / regrouped to conform to the current period’s presentation.

10     The above statement of financial results was reviewed by the Audit Committee and approved by the Board of Directors at its adjourned meeting held on 9 February 2011.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Mr. Jeya Kumar
9 February 2011	Chief Executive Officer

Press Release

Patni’s 2010 Revenue up 7% at US$ 701.7 million

Net Income* up 28.7% for 2010

Mumbai, India, February 09, 2011: Patni Computer Systems Limited (Patni) today announced its financial results for the fourth quarter and year ended 31st December 2010

*Important Note:  During the current quarter, based on reviews of certain tax positions for previous years, an amount of US$ 7.5 million has been written back. Similarly as stated in our earnings release of Q4 2009 and year 2009 based on prior year’s tax reviews provisions of US$ 11.0 million and US$ 22.0 million were reversed during these periods respectively. Consequently, profit after tax has increased by US$ 7.4 million in 2010 and by US$ 22.0 million for 2009. These Variations are referred to as “Extra Ordinary Items” in this press release and have been separately shown as exclusion for non-GAAP presentation in respective lines of gross profit, other income, tax expense and net income, for comparative purposes and should be read together with the reported US GAAP results.

Performance Highlights for the quarter and year ended December 31,2010

•                  Revenues for the quarter at US$ 183.0 million (8,200.3 million)

•                  Up 2.4% QoQ from US$ 178.8 million (7,966.7 million)

•                  Revenues for the year at US$ 701.7 million (31,436.1 million), up 7.0% compared to US$ 655.9  (30,434.6 million) for the previous year.

•                  Top Customer contribution towards revenue decreased to 10.9% in 2010 from 11.9% in the previous year.

•                  Revenue concentration of Top 10 Customers also reduced to 48.8% in 2010 from 49.7% in 2009

•                  Operating Income for the quarter at US$ 33.1 million (1,483.1 million)

•                  Up 2.7% QoQ from US$ 32.2 million (1,436.8 million)

•                  For the year operating income higher by 32.2% at US$ 133.0 million (5,960.0 million) against US$ 100.6 million (4,669.6 million) for 2009 and was higher by 33.7% against operating income adjusted for Extra Ordinary items of US$ 99.5 million in 2009

•                  Net Income for the quarter at US$ 39.4 million (1,764.6 million)

•                  Up  37.0% QoQ from US$ 28.7 million (1,280.9 million)

•                  Net Income adjusted for Extra Ordinary items is at US$ 31.8 million for the quarter and was sequentially higher by 10.8% from US$ 28.7 million.

•                  For the year Net Income higher by 11.2% at US$ 133.2 million (5,966.4 million) against US$ 119.8 million (5,557.8 million ) for 2009.

•                  Net Income adjusted for Extra Ordinary items is at US$ 125.8 million for the year,  higher by 28.7% against US$ 97.8 million for 2009.

•                  EPS for the quarter at US$ 0.30 per share (US$ 0.60 per ADS).

•                  EPS adjusted for Extra Ordinary items is at US$ 0.24 per share (US$ 0.49 per ADS) compared to Q3 of US$ 0.22 per share, up 10.2%.

www.patni.com

•                  EPS for the year at US$ 1.02 per share (US$ 2.05 per ADS) as compared to US$ 0.93 per share (US$ 1.86 per ADS) of the previous year, up 10.1%

•                  EPS adjusted for Extra Ordinary items for the year is at US$ 0.97 per share (US$ 1.93 per ADS) as compared to US$ 0.76 per share (US$ 1.52 per ADS), up 26.9%.

Management Comments

Mr. Jeya Kumar, Chief Executive Officer, said, “Our performance during the quarter was in line with our expectations. Despite several challenges ,internal and external, we have continued our focus on client wins and momentum in the market place; this is reflected in building pipeline and momentum in winning of large deals. Patni’s deep strengths in chosen micro verticals and service lines with client centric culture will enable enhanced growth and maximization of stakeholder value. We are pleased with what we have accomplished in 2010”.

Speaking on the occasion, Mr. Surjeet Singh, Chief Financial Officer, said, “Continued operating focus on business metrics are reflected in the results.  Excellent cash generation, forex risk management, operating discipline to manage cost levers have resulted in profit growth despite top line challenges. We have invested in all areas of the business and the platform is ready to capture market opportunities”.

Corporate Developments

Client Wins

•                  Patni secured a contract with 2e2 to provide managed services

Signed a five-year contract covering managed services integrated technology and operations services to a Europe based services provider for its end-user clients and the delivery of in-house support services.

•                  Patni signed a multiyear contract

Signed a multiyear application management services contract with Europe based insurance carrier to provide managed services around core insurance platforms.

Expansion:

•                  Suzhou , China

Patni opened its first ITO delivery (development and support) center in Suzhou, China. The state-of-the art facility with a planned capacity of 500 seats will serve the Yangtze region. It will also focus on delivering development and support services to Japanese, U.S, European and local multi-national corporations.

•                  Gandhinagar, India

Patni inaugurated its second delivery center in Gandhinagar increasing the current capacity of 500 to 750

Innovation:

•                  Unveiled the ‘Reference Data Management Solution’ for financial services firms

Patni recently introduced PatniRADAR®, a multi-step Reference and Data Rationalization (RADAR) program that will help financial services companies mitigate their risk and rationalize the cost of managing their reference data. PatniRADAR®, which is the first offering from a comprehensive nine-component holistic Reference Data Management solution, is a fixed-price, fixed-deliverable solution, with a short-duration engagement, aimed at achieving significant and quick cost and risk reductions.

Partnerships :

•                  OneShield ‘Silver Partner’ status

Patni was awarded Silver Partner status in the OneShield Dragon Development Partner Certification Program. OneShield announced the program in September 2010.

•                  Signed a Go to Market partnership with InsPro Technologies

Patni recently signed a teaming agreement with InsPro Technologies (InsPro), a provider of comprehensive and flexible Life & Health insurance processing solutions. The collaboration will allow InsPro and Patni to leverage their complementary insurance expertise and offer insurers a powerful and complete solution.

(Figures in Million US$ except EPS and Share Data)

CONSOLIDATED STATEMENT OF INCOME  — US GAAP for the year ended

	GAAP			NON GAAP 2010			NON GAAP 2009			NON GAAP
Particulars	2010 (Unaudited)	2009 (Audited)	Change %	Extra Ordinary Items**		2010 (Excluding Extra Ordinary Items)	Extra Ordinary Items**		2009 (Excluding Extra Ordinary Items)	Change %
Revenue	701.7	655.9	7.0%			701.7			655.9	7.0%
Cost of revenues	439.0	405.1	8.4%			439.0	-1.2	(1)	406.2	8.1%
Depreciation	17.0	16.2	4.5%			17.0			16.2	4.5%
Gross Profit	245.8	234.6	4.7%			245.8	1.2		233.5	5.3%
Sales and marketing expenses	61.7	53.8	14.8%			61.7			53.8	14.8%
General and administrative expenses	72.4	68.2	6.1%			72.4			68.2	6.1%
Provision for doubtful debts and advances	0.6	2.3	-72.7%			0.6			2.3	-72.7%
Foreign exchange (gain) / loss, net	(22.0)	9.7	-327.1%			(22.0)			9.7	-327.1%
Operating income	133.0	100.6	32.2%			133.0	1.2	(2)	99.5	33.7%
Other income / (expense), net	19.5	23.9	-18.5%	1.1	(3)	18.4	3.0	(3)	20.9	-11.7%
Income before income taxes	152.5	124.5	22.5%	1.1	(4)	151.5	4.2	(4)	120.3	25.9%
Income taxes	19.3	4.8	306.3%	(6.3	)(5)	25.6	(17.8	)(5)	22.6	13.6%
Net income/(loss)	133.2	119.8	11.2%	7.4	(6)	125.8	22.0	(6)	97.8	28.7%
Earning per share
- Basic	$1.02	$0.93	10.1%			$0.97			$0.76	26.9%
- Diluted	$0.99	$0.92	8.2%			$0.94			$0.75	25.2%
Weighted average number of common shares used in computing earnings per share
- Basic	130,101,442	128,254,916				130,101,442			128,254,916
- Diluted	133,848,374	130,241,085				133,848,374			130,241,085

UNAUDITED CONSOLIDATED STATEMENT OF INCOME  — US GAAP  for the quarter ended

	GAAP					NON GAAP Dec 31 2010			NON GAAP Dec 31 2009			NON GAAP
Particulars	Dec 31 2010	Dec 31 2009	YoY change %	Sep 30 2010	QoQ change %	Extra Ordinary items **		Dec 31 2010 (Excluding Extra Ordinary Items)	Extra Ordinary items **		Dec 31 2009 (Excluding Extra Ordinary Items)	YoY change %	QoQ change %
Revenue	183.0	170.2	7.6%	178.8	2.4%			183.0			170.2	7.6%	2.4%
Cost of revenues	118.1	101.2	16.7%	113.8	3.8%			118.1			101.2	16.7%	3.8%
Depreciation	4.3	4.4	-3.0%	4.4	-3.0%			4.3			4.4	-3.0%	-3.0%
Gross Profit	60.6	64.5	-6.1%	60.6	0.1%			60.6			64.5	-6.1%	0.1%
Sales and marketing expenses	15.8	14.2	11.3%	15.4	2.8%			15.8			14.2	11.3%	2.8%
General and administrative expenses	19.6	18.4	6.8%	17.9	10.0%			19.6			18.4	6.8%	10.0%
Provision for doubtful debts and advances	0.2	1.8	-90.3%	0.0	-510.3%			0.2			1.8	-90.3%	-510.3%
Foreign exchange (gain) / loss, net	(8.1)	(3.2)	153.8%	(4.9)	66.9%			(8.1)			(3.2)	153.8%	66.9%
Operating income	33.1	33.3	-0.6%	32.2	2.7%			33.1			33.3	-0.6%	2.7%
Other income / (expense), net	5.6	4.3	32.1%	2.5	123.7%	1.4	(3)	4.3	1.5	(3)	2.7	57.3%	69.7%
Income before income taxes	38.7	37.6	3.1%	34.8	11.4%	1.4	(4)	37.4	1.5	(4)	36.0	3.7%	7.5%
Income taxes	(0.7)	(2.9)	-77.3%	6.0	-111.0%	(6.2	)(5)	5.5	(9.5	)(5)	6.6	-16.0%	-8.0%
Net income/(loss)	39.4	40.5	-2.7%	28.7	37.0%	7.5	(6)	31.8	11.0	(6)	29.4	8.2%	10.8%
Earning per share
- Basic	$0.30	$0.31	-4.6%	$0.22	36.3%			$0.24			$0.23	6.1%	10.2%
- Diluted	$0.29	$0.31	-4.0%	$0.21	36.4%			$0.24			$0.22	6.7%	10.2%
Weighted average number of common shares used in computing earnings per share
- Basic	131,142,633	128,640,543		130,424,874				131,142,633			128,640,543
- Diluted	134,506,173	132,730,301		133,862,898				134,506,173			132,730,301

**  Reviews of certain tax positions for previous years has resulted in net reversal leading to an increase in 2009 & 2010 Gross Profit, Operating Income and Net Income.

(1) - Due to write back of provision for payroll taxes of earlier years

(2) - Impact of 1

(3) - Due to write back of provision for interest/ penalties of earlier years

(4) - Impact of 2 and 3

(5) - Due to write back of provision for income tax of earlier years

(6) - Impact of 4 and 5

Financial Statements Analysis:

Revenues

Revenues during the quarter were higher than guidance at US$ 183.0 million (8,200.3 million) representing a sequential increase of 2.4% from US$ 178.8 million (7,966.7 million). For the year ended 31st December 2010 the overall revenues were at US$ 701.7 million (31,436.1 million), up 7.0% from 2009. Number of active clients was 297 at year end as compared to 272 at the end of 2009. New client acquisitions during the quarter were 19. On calendar basis we acquired 52 new clients while actively churning the tail accounts.

Gross Margin

Gross Margins were at 33.1% or US$ 60.6 million (2,716.1 million) against 33.9% or US$ 60.6 million (2,699.9 million) in the previous quarter. Gross Margin is lower due to lower capacity and  lower sequential utilization from 74% to 72% due to higher fresher intake as planned and due to operating forex, all of these were partly mitigated by period cost changes.

Gross Margins for 2010 were at US$ 245.8 million (11,009.7 million) or 35.0% as compared to US$ 234.6 million (10,885.9 million) or 35.8% in 2009 and Gross margin adjusted for Extra Ordinary items were at US$ 233.5 million or 35.6% in 2009.

Non cash expenses were US$ 6.1 million which includes depreciation and amortization expenses of US$ 5.2 million and stock option charge of US$ 0.8 million. Corresponding expenses for Q3 were US$ 5.4 million for depreciation and amortization and US$ 0.3 million for stock option charge.

For the year 2010 Non cash expense in CGS were US$ 22.6 million which includes depreciation and amortization expenses of US$ 19.9 million and stock option charge of US$ 2.7 million. Corresponding expense for 2009 was US$ 19.8 million which includes US$ 18.3 million for depreciation and amortization and US$ 1.6 million for stock option charge.

Selling General and Administrative Expenses (SGA Expenses)

Sales and marketing expenses during the quarter were at US$ 15.8 million (709.2 million) at 8.6% as compared to US$ 15.4 million (686.1 million) at 8.6% in the previous quarter. On a full year basis sales and marketing expenses were at US$ 61.7 million (2,765.5 million) or 8.8% as compared to US$ 53.8 million (2,495.0 million) at 8.2% in 2009.

G&A expenses during the quarter were at US$ 19.6 million (879.6 million) or 10.7% as compared to US$ 17.9 million (795.6 million) at 10.0% during the previous quarter with sequential increase in stock options charges.

For the year 2010 G&A cost was at US$ 72.4 million (3,242.5 million) at 10.3% as compared to US$ 68.2 million (3,166.3 million) at 10.4% in 2009.

Non cash expenses in SGA for the quarter were US$ 4.1 million as compared to $ 3.2 million in previous quarter (including  depreciation and amortization expenses at US$ 2.0 million for the quarter in line with Q3 2010 and stock option charge at US$ 2.1 million for the quarter as compared to US$ 1.1 million in previous quarter).

For the year 2010 non cash expense in SGA were US$ 14.5 million as compared to US$ 11.7 million in 2009 (includes depreciation and amortization expenses were at US$ 8.5 million as compared to US$ 8.0 million of previous year and stock option charge were at US$ 5.9 million against US$ 3.7 million in 2009)

Foreign exchange gain/loss

The revaluation and mark to market foreign exchange gain for the quarter were at US$ 8.1 million (363.8 million) as compared to foreign exchange gain of US$ 4.9 million (216.7 million) during the previous quarter. For the full year the foreign exchange gain was US$ 22.0 million (986.0 million) against a loss of US$ 9.7 million (449.7 million) in 2009.

The quarter end rate for debtor’s revaluation was 44.70. Outstanding contracts at the end of Q4 2010 were about US$ 314.3 million which were contracted in the range of 41.1 to 48.3.

Operating Income

Operating Income including foreign exchange gain / loss was at US$ 33.1 million (1,483.1 million) or at 18.1% during the quarter as compared to US$ 32.2 million (1,436.8 million) or at 18.0% during previous quarter.

For year 2010 Operating Income was US$ 133.0 million (5,960.0 million) at 19.0% against US$ 100.6 million (4,669.6 million) at 15.3% (US$ 99.5 million or 15.2% adjusted for Extra Ordinary items)in 2009.

Other Income

For Q4 CY2010, other income (including interest and dividend income net of interest expenses, profit/loss on sale of investments and other miscellaneous income) stood at 3.1% or US$ 5.6 million (251.7 million) during the quarter as compared to 1.4% or US$ 2.5 million (111.9 million)  during previous quarter.

Other Income adjusted for Extra ordinary items is at US$ 4.3 million or at 2.3% for the quarter.

For the year total other income was at US$ 19.5 million (872.7 million) as compared to US$ 23.9 million (1,109 million) in 2009. Other Income adjusted for Extra Ordinary items is at US$ 18.4 million during 2010 as compared to US$ 20.9 million in 2009.

Profit before Tax

Profit before tax for the quarter at 21.2% was US$ 38.7 million (1,734.8 million), as compared to 19.4% or US$ 34.8 million (1,548.8 million) during previous quarter. Profit before Tax adjusted for Extra Ordinary is at US$ 37.4 million or at 20.4% for the quarter.

On a full year basis reported profit before tax was at US$ 152.5 million (6,832.7 million) at 21.7% as compared to US$ 124.5 million (.5,778.6 million) at 19.0%. Profit before Tax adjusted for Extra Ordinary items is at US$ 151.5 million for the year at 21.6%, against US$ 120.3 million at 18.3% for 2009.

Income Taxes

Income tax for the quarter was at US$ (-) 0.7 million (29.7 million). Income Tax adjusted for Extra ordinary items is as US$ 5.5 million at an effective tax rate of 14.8% during the quarter.

For the full year overall tax was at US$ 19.3 million (866.3 million) which was adjusted for Extra Ordinary items was at US$ 25.6 million at effective tax rate of 16.9%.

Net Income

Consequently, net income for the quarter is at 21.5% at US$ 39.4 million (1,764.6 million), higher by 37.0%  as compared to previous quarter net income of US$ 28.7 million (1,280.9 million) at 16.1%. Net Income adjusted for Extra ordinary items for the quarter is at US$ 31.8 million at 17.4% higher by 10.8% as compared to previous quarter.

For the year net income is US$ 133.2 million (5,966.4 million) at 19.0% higher by 11.2% as compared to US$ 119.8 million (.5,557.8 million) at 18.3% for 2009. Net income adjusted for Extra Ordinary items is at US$ 125.8 million for the year, higher by 28.7% against US$ 97.8 million for 2009.

Balance Sheet and Cash Flow changes

During the quarter, against net income of US$ 39.4 million (1,764.6 million),cash from operating activities was at US$ 42.7 million (1,913.2 million), net of changes in current assets and liabilities of US$ 3.2 million (145.4 million) non cash charges comprise of depreciation and amortization including compensation cost of US$ 10.2 million and other adjustments of US$ (-) 10.1 million (comprising of deferred taxes US$5.5 million, profit on sale of investment US$2.4 million and deferred cancellation losses relating to roll over cash flow hedges US$2.5 million).

Over all cash and cash equivalents (including short term investments) post translation loss of US$ 2.7 million, cash received from issuances of stock against stock options US$ 2.3 million, capex of US$ 3.5 million were therefore at US$ 362.4 million (16,234.2 million),as compared to US$ 317.8 million (14,161.2 million) at the close of previous quarter.

Receivables at the end of Q4 2010 were at US$ 121.6 million (5,448.5 million) as compared to US$ 124.5 million at the end of Q3 2010. Number of days outstanding (Including Unbilled receivables) for current quarter was 71 days as compared to 79 days in Q3 2010

Figures in Million INR except EPS and Share Data

UNAUDITED CONSOLIDATED STATEMENT OF INCOME : BASED ON CONVENIENCE TRANSLATION

For the quarter  / period ended

Particulars	2010	2009	Dec 31 2010	Dec 31 2009	Sep 30 2010
Exchange rate$1 = INR	44.80	46.40	44.80	46.40	44.56
Revenue	31,436.1	30,434.6	8,200.3	7,896.1	7,966.7
Cost of revenues	19,666.7	18,795.7	5,293.0	4,696.9	5,070.8
Depreciation	759.7	753.1	191.2	204.1	196.0
Gross Profit	11,009.7	10,885.9	2,716.1	2,995.1	2,699.9
Sales and marketing expenses	2,765.5	2,495.0	709.2	660.1	686.1
General and administrative expenses	3,242.5	3,166.3	879.6	852.8	795.6
Provision for doubtful debts and advances	27.7	105.2	7.9	85.1	-1.9
Foreign exchange (gain) / loss, net	(986.0)	449.7	(363.8)	(148.5)	(216.7)
Operating income	5,960.0	4,669.6	1,483.1	1,545.6	1,436.8
Other income / (expense), net	872.7	1,109.0	251.7	197.4	111.9
Income before income taxes	6,832.7	5,778.6	1,734.8	1,743.0	1,548.8
Income taxes	866.3	220.8	(29.7)	(135.5)	267.9
Net income/(loss)	5,966.4	5,557.8	1,764.6	1,878.4	1,280.9
Earning per share
- Basic	45.86	43.33	13.46	14.60	9.82
- Diluted	44.58	42.67	13.12	14.15	9.51
Weighted average number of common shares used in computing earnings per share
- Basic	130,101,442	128,254,916	131,142,633	128,640,543	130,424,874
- Diluted	133,848,374	130,241,085	134,506,173	132,730,301	133,862,898

Important Notes to this release:

-    Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the quarter and year ended December 31, 2010

-    U.S. GAAP

A Consolidated Statement of Income in US GAAP is available on page 3 of the Fact Sheet attached to this release

-    Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

-    Convenience translation

A Consolidated Statement of Income as per Convenience Translation prepared in accordance with US GAAP is available on page 6 of the Fact Sheet attached to this release. We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

-    Attached Fact Sheet (results & analysis tables)

About Patni Computer Systems Ltd:

Patni Computer Systems Limited (Patni) (BSE: 532517, NSE: PATNI, NYSE: PTI) is a global provider of IT services and business solutions, servicing global 2000 clients. Patni services its clients through its micro-vertical focus in banking, financial services (BFS) and insurance (I); manufacturing, retail and distribution (MRD); life sciences; communications, media and utilities (CMU).

With an employee strength of over 16,000; multiple global delivery centers spread across 16 cities worldwide; 30 international offices across the Americas, Europe and Asia-Pacific; Patni has registered revenues of US$ 656 million for the year 2009.

Patni’s service offerings include application development and maintenance, enterprise software & systems integration services, business and technology consulting, product engineering services, infrastructure management services, customer interaction services & business process outsourcing, quality assurance and engineering services.

Committed to quality, Patni adds value to its clients’ businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2008 certified and SEI-CMMI-Dev Level 5 (V 1.2) organization. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks.

Patni leverages its vast experience spanning three decades; deep domain expertise; full-spectrum services; and suites of IP-led solutions, methodologies and frameworks; in being an effective business transformation partner to its clients.

For more information on Patni, visit www.patni.com.

FOR MORE INFORMATION PLEASE CONTACT:

Investor Relations:

Gaurav Agarwal, Patni US; +1-617-914-8360; investors@patni.com

Gavin Desa, Citigate Dewe Rogerson India; +91-22-4007 5037; gavin@cdr-india.com

Media Relations:

Shweta Ratnaparkhi, Patni India; +91-22-6693 0500; shweta.ratnaparkhi@patni.com

Tony Viola, Patni US; +1-617-354-7424; tony.viola@patni.com

IMPORTANT NOTE:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operaterions, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

-Ends-

Financial and Operating Information
for the quarter ended December 31, 2010	February 09, 2011

NOTES:

• Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the quarter and year ended December 31, 2010.

• U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

• Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

• Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere, or at all. Investors are cautioned to not rely on such translated amounts.

• Reclassification

Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

www.patni.com

1

Fact Sheet Summary Index

2

A1) CONSOLIDATED STATEMENT OF INCOME  - US GAAP (US$ ‘000)  for the year ended

	GAAP			NON GAAP 2010			NON GAAP 2009			NON GAAP
Particulars	2010 (Unaudited)	2009 (Audited)	Change %	Extra Ordinary Items**		2010 (Excluding Extra Ordinary Items)	Extra Ordinary Items**		2009 (Excluding Extra Ordinary Items)	Change %
Revenue	701,699	655,918	7.0%			701,699			655,918	7.0%
Cost of revenues	438,989	405,079	8.4%			438,989	(1,158	)(2)(1)	406,237	8.1%
Depreciation	16,958	16,230	4.5%			16,958			16,230	4.5%
Gross Profit	245,751	234,609	4.7%			245,751	1,158		233,451	5.3%
Sales and marketing expenses	61,729	53,770	14.8%			61,729			53,770	14.8%
General and administrative expenses	72,377	68,240	6.1%			72,377			68,240	6.1%
Provision for doubtful debts and advances	619	2,267	-72.7%			619			2,267	-72.7%
Foreign exchange (gain) / loss, net	(22,009)	9,693	-327.1%			(22,009)			9,693	-327.1%
Operating income	133,036	100,639	32.2%			133,036	1,158	(2)	99,481	33.7%
Other income / (expense), net	19,480	23,900	-18.5%	1,064	(3)	18,415	3,039	(3)	20,861	-11.7%
Income before income taxes	152,515	124,539	22.5%	1,064	(4)	151,451	4,197	(4)	120,342	25.9%
Income taxes	19,336	4,759	306.3%	(6,307	)(5)	25,643	(17,814	)(5)	22,573	13.6%
Net income/(loss)	133,179	119,780	11.2%	7,371	(6)	125,808	22,011	(6)	97,769	28.7%
Earning per share
- Basic	$1.02	$0.93	10.1%			$0.97			$0.76	26.9%
- Diluted	$0.99	$0.92	8.2%			$0.94			$0.75	25.2%
Weighted average number of common shares used in computing earnings per share
- Basic	130,101,442	128,254,916				130,101,442			128,254,916
- Diluted	133,848,374	130,241,085				133,848,374			130,241,085

A1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME  - US GAAP (US$ ‘000)  for the quarter ended

	GAAP					NON GAAP Dec 31 2010			NON GAAP Dec 31 2009			NON GAAP
Particulars	Dec 31 2010	Dec 31 2009	YoY change %	Sep 30 2010	QoQ change %	Extra Ordinary items **		Dec 31 2010 (Excluding Extra Ordinary Items)	Extra Ordinary items **		Dec 31 2009 (Excluding Extra Ordinary Items)	YoY change %	QoQ change %
Revenue	183,042	170,174	7.6%	178,787	2.4%			183,042			170,174	7.6%	2.4%
Cost of revenues	118,147	101,226	16.7%	113,798	3.8%			118,147			101,226	16.7%	3.8%
Depreciation	4,267	4,399	-3.0%	4,399	-3.0%			4,267			4,399	-3.0%	-3.0%
Gross Profit	60,627	64,549	-6.1%	60,590	0.1%			60,627			64,549	-6.1%	0.1%
Sales and marketing expenses	15,830	14,225	11.3%	15,398	2.8%			15,830			14,225	11.3%	2.8%
General and administrative expenses	19,633	18,379	6.8%	17,854	10.0%			19,633			18,379	6.8%	10.0%
Provision for doubtful debts and advances	177	1,834	-90.3%	(43)	-510.3%			177			1,834	-90.3%	-510.3%
Foreign exchange (gain) / loss, net	(8,120)	(3,199)	153.8%	(4,864)	66.9%			(8,120)			(3,199)	153.8%	66.9%
Operating income	33,106	33,310	-0.6%	32,245	2.7%			33,106			33,310	-0.6%	2.7%
Other income / (expense), net	5,618	4,254	32.1%	2,512	123.7%	1,356	(3)	4,262	1,544	(3)	2,710	57.3%	69.7%
Income before income taxes	38,724	37,564	3.1%	34,757	11.4%	1,356	(4)	37,368	1,544	(4)	36,020	3.7%	7.5%
Income taxes	(664)	(2,919)	-77.3%	6,012	-111.0%	(6,193	)(5)	5,529	(9,500	)(5)	6,581	-16.0%	-8.0%
Net income/(loss)	39,388	40,483	-2.7%	28,745	37.0%	7,549	(6)	31,839	11,044	(6)	29,439	8.2%	10.8%
Earning per share
- Basic	$0.30	$0.31	-4.6%	$0.22	36.3%			$0.24			$0.23	6.1%	10.2%
- Diluted	$0.29	$0.31	-4.0%	$0.21	36.4%			$0.24			$0.22	6.7%	10.2%
Weighted average number of common shares used in computing earnings per share
- Basic	131,142,633	128,640,543		130,424,874				131,142,633			128,640,543
- Diluted	134,506,173	132,730,301		133,862,898				134,506,173			132,730,301

**  Reviews of certain tax positions for previous years has resulted in net reversal leading to an increase in 2009 & 2010 Gross Profit, Operating Income and Net Income.

(1) - Due to write back of provision for payroll taxes of earlier years

(2) - Impact of 1

(3) - Due to write back of provision for interest/ penalties of earlier years

(4) - Impact of 2 and 3

(5) - Due to write back of provision for income tax of earlier years

(6) - Impact of 4 and 5

3

A2) CONSOLIDATED BALANCE SHEET USGAAP (US$ ‘000)

Particulars	31-Dec-10 (Unaudited)	30-Sep-10 (Unaudited)	31-Dec-09 (Audited)
Assets
Total current assets	583,967	516,792	602,966
Goodwill	69,661	69,931	65,839
Intangible assets, net	32,229	33,480	22,895
Property, plant, and equipment, net	136,236	138,279	142,052
Other assets	50,690	74,188	67,430
Total assets	872,784	832,670	901,181
Liabilities
Total current liabilities	122,826	120,363	110,253
Capital lease obligations excluding current installments	136	38	91
Other liabilities	49,987	56,272	43,803
Total liabilities	172,949	176,672	154,147
Total shareholders’ equity	699,835	655,998	747,034
Total liabilities & shareholders’ equity	872,784	832,670	901,181

A3) CONSOLIDATED CASH FLOW STATEMENT USGAAP (US$ ‘000)

Particulars	2010 (Unaudited)	2009 (Audited)	Dec 31 2010 (Unaudited)	Sep 30 2010 (Unaudited)	Dec 31 2009 (Unaudited)
Net cash provided by operating activities	136,574	137,206	42,705	45,067	48,087
Net cash provided /(used in) investing activities	86,590	(132,699)	(47,930)	173,997	(52,055)
Capital expenditure, net	(11,091)	(18,711)	(2,927)	(1,528)	(3,830)
Investment in securities, net	117,805	(113,987)	(44,434)	176,110	(48,225)
Payment for acquistion/intangibles/Joint Venture	(20,124)	—	(569)	(586)	—
Net cash provided / (used) in financing activities	(205,603)	(3,150)	2,258	(204,326)	5,414
Others	(214)	(225)	62	405	(53)
Common shares issued / (Buy Back)	11,027	6,332	2,225	3,236	5,467
Dividend on common shares	(216,416)	(9,257)	(29)	(207,967)	(0)
Net increase / (decrease) in cash and equivalents	17,562	1,358	(2,966)	14,738	1,446
Effect of exchange rate changes on cash and equivalents	(2,286)	1,963	(3,796)	3,210	4,366
Cash and equivalents at the beginning of the period	63,459	60,138	85,497	67,549	57,647
Cash and equivalents at the end of the period	78,734	63,459	78,734	85,497	63,459

B1)CONSOLIDATED STATEMENT OF INCOME - INDIAN GAAP (RS. ‘000)

For the quarter  / period ended

Particulars	2010 (Audited)	2009 (Audited)	YoY Change %	Dec 31 2010 (Unaudited)	Dec 31 2009 (Unaudited)	YoY Change %	Sep 30 2010 (Audited)	QoQ Change %
Sales and service income	31,880,847	31,461,457	1.3%	8,208,711	7,883,311	4.1%	8,226,993	-0.2%
Other income	2,194,249	836,062	162.5%	657,448	365,286	80.0%	488,832	34.5%
Total income	34,075,096	32,297,519	5.5%	8,866,159	8,248,597	7.5%	8,715,825	1.7%
Staff costs	18,898,084	18,357,288	2.9%	4,966,579	4,503,344	10.3%	4,855,580	2.3%
Selling, general and administration expenses	8,060,461	7,875,694	2.3%	2,112,432	1,923,184	9.8%	2,129,035	-0.8%
Interest	47,765	77,200	-38.1%	10,219	13,514	-24.4%	12,799	-20.2%
Total expenditure	27,006,310	26,310,182	2.6%	7,089,230	6,440,042	10.1%	6,997,413	1.3%
Net profit before tax and adjustments	7,068,786	5,987,337	18.1%	1,776,929	1,808,555	-1.7%	1,718,412	3.4%
Provision for taxation	837,071	121,195	590.7%	27,543	(246,964)	-111.2%	273,864	-89.9%
Profit/(loss) for the period after taxation	6,231,715	5,866,142	6.2%	1,749,386	2,055,519	-14.9%	1,444,548	21.1%
Profit and loss account, brought forward	22,972,249	18,102,057	26.9%	17,838,247	21,912,675	-18.6%	26,007,432	-31.4%
Amount available for appropriation	29,203,964	23,968,199	21.8%	19,587,633	23,968,194	-18.3%	27,451,980	-28.6%
Proposed dividend on equity shares	2,221	387,383	-99.4%	—	387,378	-100.0%	8,244,435	-100.0%
Special Interim Dividend on equity shares	8,244,435	—	0.0%	—	—	0.0%	—	0.0%
Dividend tax	1,369,675	65,836	1980.4%	—	65,835	-100.0%	1,369,298	-100.0%
Transfer to general reserve	655,046	542,731	20.7%	655,046	542,731	20.7%	—	0.0%
Profit and loss account, carried forward	18,932,587	22,972,249	-17.6%	18,932,587	22,972,249	-17.6%	17,838,247	6.1%
Earning per share (Rs. per equity share of Rs. 2 each)
- Basic	47.90	45.74	4.7%	13.34	15.98	-16.5%	11.08	20.4%
- Diluted	46.44	44.93	3.4%	12.99	15.47	-16.0%	10.77	20.6%
Weighted average number of common shares used in computing earnings per share
- Basic	130,101,442	128,254,916		131,142,633	128,640,543		130,424,874
- Diluted	134,193,727	130,560,132		134,650,351	132,877,290		134,132,027

4

B2) AUDITED CONSOLIDATED BALANCE SHEET - INDIAN GAAP   (RS. ‘000)

Particulars	31-Dec-10	30-Sep-10	31-Dec-09
Assets
Current assets, loans and advances	14,085,747	14,465,251	11,521,915
Goodwill	4,838,060	4,862,704	4,765,305
Fixed assets(Net of Depreciation)	8,217,406	8,363,284	8,269,096
Investments	12,614,890	10,350,287	17,751,943
Deferred tax asset, net	695,065	789,797	893,334
Total assets	40,451,168	38,831,323	43,201,593
Liabilities
Current liabilities and provisions	7,786,917	7,873,569	7,616,163
Secured loans	10,649	5,251	9,447
Deferred tax liability, net	31,246	102,788	66,589
Total liabilities	7,828,812	7,981,608	7,692,199
Total shareholders’ equity	32,622,356	30,849,715	35,509,394
Total liabilities & shareholders’ equity	40,451,168	38,831,323	43,201,593

B3)CONSOLIDATED CASH FLOW STATEMENT - INDIAN GAAP (RS ‘000)

Particulars	2010 (Audited)	2009 (Audited)	Dec 31 2010 (Unaudited)	Dec 31 2009 (Unaudited)	Sep 30 2010 (Audited)

Cash flows from / (used in) operating activities (A)	5,693,282	6,124,977	1,792,035	2,241,852	2,030,989
Cash flows from / (used in) investing activities (B)	4,560,215	(5,895,967)	(2,207,702)	(2,353,242)	8,219,071
Cash flows from / (used in) from financing activities (C)	(9,626,685)	(199,718)	103,021	196,153	(9,530,698)
Effect of changes in exchange rates (D)	(45,754)	(8,420)	(14,066)	95,047	3,296
Net increase / (decrease) in cash and cash equivalents during the period (A+B+C+D)	581,058	20,872	(326,712)	179,810	722,659
Cash and cash equivalents at the beginning of the period	2,952,622	2,931,750	3,860,392	2,772,812	3,137,732
Cash and cash equivalents at the end of the period	3,533,680	2,952,622	3,533,680	2,952,622	3,860,392

C) Reconcilation of Income as per Indian GAAP and US GAAP(RS. ‘000)

Particulars	2010	2009	Dec 31 2010	Dec 31 2009	Sep 30 2010

Consolidated net income as per Indian GAAP	6,231,715	5,866,142	1,749,386	2,055,519	1,444,548
Income taxes	(42,200)	(31,800)	54,800	(109,500)	(1,800)
Foreign currency differences	(29,100)	50,900	(4,400)	(16,000)	(13,300)
Employee retirement benefits	57,400	(41,900)	(18,300)	11,600	(22,000)
ESOP related Compensation Cost	(48,000)	(47,100)	100	(7,700)	(23,300)
Impairment of Intangible	—	139,600	—
Amortisation of Intangibles , arising on Business acquisition	(119,100)	(90,300)	(34,500)	(25,300)	(28,900)
Others	7,200	(400)	10,000	(1,300)	(3,800)
Total	(173,800)	(21,000)	7,700	(148,200)	(93,100)

Consolidated net income as per US GAAP	6,057,915	5,845,142	1,757,086	1,907,319	1,351,448

5

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the  quarter / period ended

Particulars	2010	2009	Dec 31 2010	Dec 31 2009	Sep 30 2010
Exchange rate$1 = INR	44.80	46.40	44.80	46.40	44.56
Revenues	31,436,099	30,434,601	8,200,285	7,896,066	7,966,747
Cost of revenues	19,666,719	18,795,688	5,293,003	4,696,878	5,070,831
Depreciation	759,724	753,060	191,180	204,114	196,036
Gross Profit	11,009,657	10,885,852	2,716,102	2,995,073	2,699,881
Sales and marketing expenses	2,765,456	2,494,951	709,204	660,054	686,130
General and administrative expenses	3,242,501	3,166,329	879,572	852,782	795,575
Provision for doubtful debts and advances	27,710	105,188	7,941	85,114	(1,925)
Foreign exchange (gain) / loss, net	(986,005)	449,749	(363,759)	(148,452)	(216,723)
Operating income	5,959,995	4,669,636	1,483,144	1,545,576	1,436,824
Other income / (expense), net	872,685	1,108,958	251,696	197,383	111,936
Income before income taxes	6,832,681	5,778,593	1,734,840	1,742,959	1,548,760
Income taxes	866,267	220,812	(29,740)	(135,455)	267,882
Net income/(loss)	5,966,414	5,557,781	1,764,580	1,878,413	1,280,878
Earning per share
- Basic	45.86	43.33	13.46	14.60	9.82
- Diluted	44.58	42.67	13.12	14.15	9.51
Weighted average number of common shares used in computing earnings per share
- Basic	130,101,442	128,254,916	131,142,633	128,640,543	130,424,874
- Diluted	133,848,374	130,241,085	134,506,173	132,730,301	133,862,898

D2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (RS. ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	As on 31-Dec-10	As on 30-Sep-10	As on 31-Dec-09
Exchange rate$1 = INR	44.80	44.56	46.40
Assets
Total current assets	26,161,713	23,028,245	27,977,605
Goodwill	3,120,833	3,116,119	3,054,908
Intangible assets, net	1,443,838	1,491,890	1,062,318
Property, plant, and equipment, net	6,103,393	6,161,726	6,591,222
Other assets	2,270,934	3,305,800	3,128,729
Total assets	39,100,712	37,103,781	41,814,783
Liabilities
Total current liabilities	5,502,604	5,363,371	5,115,758
Capital lease obligations excl. installments	6,081	1,679	4,208
Other liabilities	2,239,415	2,507,460	2,032,457
Total liabilities	7,748,100	7,872,511	7,152,423
Total shareholders’ equity	31,352,612	29,231,270	34,662,361
Total liabilities & shareholders’ equity	39,100,712	37,103,781	41,814,783

D3) UNAUDITED CONSOLIDATED CASH FLOW STATEMENT USGAAP (RS ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	2010	2009	Dec 31 2010	Dec 31 2009	Sep 30 2010
Exchange rate $1 = INR	44.80	46.40	44.80	46.40	44.56
Net cash provided by operating activities	6,118,524	6,366,367	1,913,204	2,231,224	2,008,194
Net cash provided /(used in) investing activities	3,879,246	(6,157,214)	(2,147,253)	(2,415,343)	7,753,288
Capital expenditure, net	(496,875)	(868,202)	(131,129)	(177,719)	(68,068)
Investment in securities, net	5,277,683	(5,289,012)	(1,990,634)	(2,237,624)	7,847,462
Payment for acquistion/intangibles/Joint Venture	(901,562)	—	(25,491)	—	(26,105)
Net cash provided / (used) in financing activities	(9,211,009)	(146,155)	101,176	251,208	(9,104,763)
Others	(9,567)	(10,448)	2,788	(2,444)	18,051
Common shares issued / (Buy Back)	494,013	293,800	99,698	253,666	144,195
Dividend on common shares	(9,695,455)	(429,507)	(1,310)	(14)	(9,267,009)
Net increase / (decrease) in cash and equivalents	786,761	62,998	(132,873)	67,090	656,720
Effect of exchange rate changes on cash and equivalents	(102,432)	91,080	(170,075)	202,601	143,030
Cash and equivalents at the beginning of the period	2,842,968	2,790,424	3,830,246	2,674,812	3,009,977
Cash and equivalents at the end of the period	3,527,298	2,944,503	3,527,298	2,944,503	3,809,727

6

E1 ) REVENUE ANALYSIS

Revenue By Geographical Segments	2010	2009	Dec 31 2010	Sep 30 2010	Dec 31 2009
Americas	80.7%	80.1%	81.8%	80.3%	80.5%
EMEA	12.1%	14.2%	11.3%	11.8%	14.0%
APAC	7.2%	5.7%	6.9%	8.0%	5.5%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue by Industry Verticals	2010	2009	Dec 31 2010	Sep 30 2010	Dec 31 2009
Insurance	30.3%	29.7%	31.3%	30.6%	30.5%
Manufacturing, Retail and Distribution	30.3%	29.0%	30.6%	29.7%	30.3%
Financial Services	11.6%	12.8%	11.4%	11.4%	12.0%
Communications,Media & Utilities	11.2%	13.5%	9.7%	11.1%	12.3%
Product Engineering Services	16.7%	15.0%	16.9%	17.1%	14.8%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue by Service Offerings	2010	2009	Dec 31 2010	Sep 30 2010	Dec 31 2009
Application Development & Maintenance	62.4%	65.2%	61.3%	61.5%	65.8%
Package software implementation	12.5%	13.3%	11.5%	12.1%	12.8%
Product Engineering Services	12.4%	11.2%	12.5%	12.8%	11.2%
Infrastructure Management Services	5.1%	4.9%	4.9%	5.4%	5.3%
Business Process Outsourcing	7.5%	5.4%	9.9%	8.2%	4.8%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue by Project Type	2010	2009	Dec 31 2010	Sep 30 2010	Dec 31 2009
Time and Material	55.4%	59.4%	53.2%	55.1%	57.6%
Fixed Price (including Fixed Price SLA)	44.6%	40.6%	46.8%	44.9%	42.4%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

E2) CLIENT- REVENUE METRICS

Particulars	2010	2009	Dec 31 2010	Sep 30 2010	Dec 31 2009
Top client	10.9%	11.9%	11.5%	11.1%	11.1%
Top 5 Clients	35.9%	36.5%	35.9%	35.6%	37.0%
Top 10 Clients	48.8%	49.7%	48.8%	48.5%	50.9%
Client data
No of $1 million clients	99	92	99	98	92
No of $5 million clients	28	26	28	27	26
No of $10 million clients	16	15	16	14	15
No of $50 million clients	3	2	3	3	2
No of new clients	52	56	19	13	20
No. of active Clients	297	272	297	282	272
% of Repeat Business	94.6%	94.0%	95.6%	95.9%	93.7%

E3) REVENUE MIX AND UTILIZATION

	2010	2009	Dec 31 2010	Sep 30 2010	Dec 31 2009
Efforts
Onsite	26.7%	27.4%	26.7%	26.0%	26.9%
Offshore	73.3%	72.6%	73.3%	74.0%	73.1%

Revenue
Onsite	53.7%	55.8%	52.7%	54.6%	54.9%
Offshore	46.3%	44.2%	47.3%	45.4%	45.1%

Utilization	75.3%	74.9%	72.4%	74.0%	77.4%

Utilization (Excl Trainees)	78.7%	78.7%	76.0%	76.8%	80.3%

7

E4) EMPLOYEE METRICS

	2010	2009	Dec 31 2010	Sep 30 2010	Dec 31 2009
Total Employees	17,642	13,995	17,642	16,556	13,995
Offshore	14,326	11,264	14,326	13,394	11,264
Onsite	3,316	2,731	3,316	3,162	2,731
Total	17,642	13,995	17,642	16,556	13,995

Sales & Support Staff	1,491	1,484	1,491	1,531	1,484
Net Additions	3,647	(899)	1,086	1,663	388
Attrition (LTM) excluding BPO	25.2%	13.7%	25.2%	25.9%	13.7%

E5) FACILITIES - INDIA INFRASTRUCTURE (as on Dec 31, 2010)

	Operational**		Under Construction/ Furnishing
	Built Up Area		Built Up Area
Location	(Sq ft)	No. of Seats	(Sq ft)	No. of Seats
Mumbai	183,648	1,825
Navi Mumbai	136,669	1,818
Airoli	462,845	4,473
Pune	254,383	2,743
Gandhinagar	52,277	537
Noida	460,000	3,247
Hyderabad	97,497	757
Bangalore	78,343	784
Chennai	148,000	1,189
	1,873,662	17,373	—	—

** Owned plus leased

E6) RUPEE - CURRENCY RATES AGAINST US DOLLAR

	2010	2009	Dec 31 2010	Sep 30 2010	Dec 31 2009
Rupee
Period end rate	44.70	46.52	44.70	44.93	46.52
Period average rate	45.71	48.35	44.83	46.46	46.62
Other Currencies (Average Rate)
AUD	0.92	0.79	0.99	0.90	0.91
EURO	1.33	1.39	1.36	1.29	1.48
GBP	1.55	1.57	1.58	1.55	1.64
YEN	0.01	0.01	0.01	0.01	0.01

8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: February 9, 2011	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary